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                                 UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20249

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              Fluor Daniel GTI, Inc.
                 ---------------------------------------------
                                (Name of Issuer)

                            Common Stock, Par Value $.001
                 ---------------------------------------------
                         (Title of Class of Securities)

                                   34386C-10-6
                 ---------------------------------------------
                                 (CUSIP Number)

                   Raymond M. Bukaty, Esq., Fluor Corporation
                    3353 Michelson Drive, Irvine, CA  92698
                                  (714) 975-6692
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 February 1, 1997
            --------------------------------------------------------
            (Date of Event which Requires Filings of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
---------------------                                         -----------------
CUSIP No. 34386C-10-6                                         Page 2 of 6 Pages
---------------------                                         -----------------
--------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FLUOR CORPORATION
     95-0740960
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                       (a)  [X]
                                                        (b)  [_]
--------------------------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     WC
--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) or 2(e)                          [_]
--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     DELAWARE
-------------------------------------------------------------------------------
   NUMBER OF              SOLE VOTING POWER
                     7
    SHARES                0
                     ----------------------------------------------------------
  BENEFICIALLY            SHARED VOTING POWER
                     8
    OWNED BY              6,168,970
                     ----------------------------------------------------------
     EACH                 SOLE DISPOSITIVE POWER
                     9
   REPORTING              0
                     ----------------------------------------------------------
     PERSON               SHARED DISPOSITIVE POWER
                     10
      WITH                6,168,970
-------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       6,168,970
------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12     SHARES*                                               [_]
------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       62.2%
------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON
14
       CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D
---------------------                                  ------------------
CUSIP No. 34386C-10-6                                  Page 3 of 6 Pages
---------------------                                  ------------------
------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FLUOR DANIEL, INC.
     95-2758280
------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                        (a)  [X]
                                                         (b)  [_]
------------------------------------------------------------------------------
     SEC USE ONLY
3
------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     WC, AF
------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) or 2(e)                           [_]
------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     CALIFORNIA
------------------------------------------------------------------------------
 NUMBER OF               SOLE VOTING POWER
                7
  SHARES                 0
                --------------------------------------------------------------
BENEFICIALLY             SHARED VOTING POWER
                8
 OWNED BY                6,168,970
                --------------------------------------------------------------
  EACH                   SOLE DISPOSITIVE POWER
                9
REPORTING                0
                --------------------------------------------------------------
 PERSON                  SHARED DISPOSITIVE POWER
                10
  WITH                   6,168,970
------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        6,168,970
------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12      SHARES*                                                     [_]
------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        62.2%
------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON
14
     CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D
---------------------                                         -----------------
CUSIP No. 34386C-10-6                                         Page 4 of 6 Pages
---------------------                                         -----------------
-------------------------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FD ENGINEERS & CONSTRUCTORS, INC.
     95-3361207
-------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                  (a)  [X]
                                                   (b)  [_]
-------------------------------------------------------------------------------
     SEC USE ONLY
3
-------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4
     WC, AF
-------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEMS 2(d) or 2(e)                     [_]
-------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     CALIFORNIA
-------------------------------------------------------------------------------
NUMBER OF            SOLE VOTING POWER
                7
  SHARES             0
                ---------------------------------------------------------------
BENEFICIALLY         SHARED VOTING POWER
                8
 OWNED BY            6,168,970
                ---------------------------------------------------------------
  EACH               SOLE DISPOSITIVE POWER
                9
REPORTING            0
                ---------------------------------------------------------------
 PERSON              SHARED DISPOSITIVE POWER
                10
  WITH               6,168,970
-------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        6,168,970
-------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12      SHARES*                                                   [_]
-------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        62.2%
-------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON
14
        CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

          The Schedule 13D, filed May 20, 1996 (the "Schedule 13D") of Fluor Corporation, FD Constructors & Engineers, Inc. and Fluor Daniel, Inc. (collectively, "Fluor"), as amended by Amendment No. 1 thereto filed December 12, 1996, is further is amended as follows:

          Item 2 of the Schedule 13D is supplemented in that the investor group consisting of FMR Corp., Edward C. Johnson III, Abigail P. Johnson, Fidelity Management & Research Company and Fidelity Magellan Fund has advised Fluor Corporation that such group no longer owns 5% of the outstanding and issued shares of Fluor Corporation. However, a new group consisting of American Express Company and its subsidiary, American Express Financial Corporation, by letter dated February 1, 1997, notified Fluor Corporation that such group beneficially held 5.3% of Fluor Corporation's outstanding common stock as of December 31, 1996.

          Item 2 is further modified in that Thomas L. Gossage, the former President and Chief Executive Officer of Hercules Incorporated and a serving member of various boards of directors (including the boards of The Dial Corporation and Alliant Techsystems Inc.), having a business address at 212 15th Street, N.E., Atlanta, Georgia 30309, has been elected and serves as a director of Fluor Corporation. Mr. Gossage has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order subjecting Mr. Gossage to any injunction against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  [remainder of page intentionally left blank]



                               Page 5 of 6 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 1997

Fluor Corporation                   Fluor Daniel, Inc.


By:  /s/ LAWRENCE N. FISHER                By:  /s/ LAWRENCE N. FISHER
     ------------------------------             ------------------------------
     Lawrence N. Fisher, Senior                 Lawrence N. Fisher, Vice
     Vice President-Law & Secretary             President-Law & Secretary

                                           FD Engineers & Constructors, Inc.


                                           By:  /s/ LAWRENCE N. FISCHER
                                                ------------------------------
                                                Lawrence N. Fisher, Secretary



                               Page 6 of 6 Pages